Exhibit 99.1

March 2023 4Q22 Earnings Presentation

2 Disclaimer 4Q22 This report may contain forward - looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies . While these forward - looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein . These statements are not guarantees of future performance . These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors . In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements . The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release . Statements contained in this report that are not facts or historical information may be forward - looking statements under the terms of the Private Securities Litigation Reform Act of 1995 . These forward - looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter . In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements . These forward - looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones . Any forward - looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made . We undertake no obligation to publicly update any forward - looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise . For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward - Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20 - F . The numbers for our key metrics (Unit Economics), which include active users , average revenue per active client (ARPAC), cost to serve (CTS) and cross selling index (CSI), are calculated using Inter’s internal data . Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business . In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics . About Non - IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non - IFRS measures of financial performance, as highlighted throughout the documents . The non - IFRS Financial Measures include, among others : Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All - in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns , Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1 . 0 , Marginal NIM 2 . 0 , Net Interest Margin IEP + Non - int . CC Receivables ( 1 . 0 ), Net Interest Margin IEP ( 2 . 0 ), Cost - to - Serve . A “non - IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements . Inter&Co provides certain non - IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS . The non - IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS . There are significant limitations associated with the use of non - IFRS financial measures . Further, these measures may differ from the non - IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies .

3 1. CEO Overview Agenda 4Q22 5. Financial Performance 2. Banking – Credit Engine 4. Transactional Platform 3. Banking – Funding Capabilities

4 CEO Overview

5 Key highlights 4Q22 x Strengthened Unit Economics x Realized Operating Efficiencies x Expanded Margins Growth Profitability x Winning Clients & Adoption x Gaining Market Share x Improving Revenue Quality Balance Sheet Strength x Highly collateralized loan portfolio x Stable funding base x Significant excess capital & liquidity

Generating strong & improving **financial results…**

4Q22

Better
Revenue Quality


4.5x
5,986
3,139
1,327
↑ 52%
1,706
1,122
2020
2021
2022
4Q21
4Q22

Gross Revenue[1] (R$ Million)

Improving
Cost Efficiencies

R$16.1 (↓ 29% YoY)
Cost to Serve[2]

59.5% of CDI (↓ 350bps YoY)
Cost of Funding[3]

69% (↓ 24p.p. YoY)
Efficiency Ratio[4]

Expanding
Profit Generation


-29
16
23
29
1Q22
2Q22
3Q22
4Q22
IPCA
Adjusted

Net Income[5] (R$ Million)

Note 1: Non-IFRS measure. Gross Revenue = Interest income + (Revenue from services and commissions − Cashback expenses) + Income from securities + Net gains (losses) from derivatives + Other revenue. Cashback expenses disclosed in note 27 of the Financial Statements. **Note 2:** Cost-to-serve Excluding Share-based and M&A Expenses = [(Personnel Expenses + Other Administrative Expenses – Client Acquisition Cost – Share-based Payments) ÷ 3] ÷ Average Active Clients. **Note 3:** All-in Cost of Funding = (Interest expenses x 4) ÷ (Average of last 2 quarters Interest bearing liabilities). **Note 4:** Cost-to-Income Ratio Excluding Share-based and M&A Expenses = (Personnel Expenses + Other Administrative Expenses) / (NII + Net result from Services and Commissions + Income from Securities + Net gains (or losses) from Derivatives + Other Revenue – Tax Expenses). **Note 5:** Non-IFRS measure. 3Q22 excludes the non-recurring effects of deflation in 3Q22 and assumes the inflation projected for 2023 from the Focus Report of Brazilian Central Bank, divided by four.

6

7 0.1% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% CLIENT JOURNEY 4Q22 Note: All market share and market share gains gains are comparisons are between 2022 and 2021, except when said otherwise. Note 1: . Market data from Brazilian Central Bank, available at: https:// cdn - www.bcb.gov.br / acessoinformacao / ccsestatisticas . Number of Individuals with current relationships with the National Financial System, counted only once, even if they have relationships with more than one institution. Note 2 : Market data from Brazilian Central Bank comparing number of transactions between 4Q21 and 4Q22, Note 3 : Market data from Brazilian Central Bank. Note 4: Internal Estimates for Total Brazilian e - Commerce GMV. Note 5 : FX Transactions in Brazil. Data from Brazilian Central Bank. Market share during the 4Q22 and between 4Q21 and 4Q22. …and market share gains across the client journey 11.8% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% Bank Account Penetration 1 7.8% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 3.4% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 1.6% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 0.9% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% PIX Transactions 2 Demand Deposits 3 Credit Cards Loans 3 Payroll Loans 3 2022 Market Share Gain 1 + 352 bps + 14 bps + 66 bps + 23 bps + 25 bps + 33 bps …with Significant Upside as Our Client Base Matures High Share at the Beginning of the Journey… 2022 Market Share 1 / Penetration FX Flows 5 Inter Shop 4 2.3% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% Higher ARPAC

8 Credit Engine Complete Banking

9 Growing our loan portfolio while maintaining price discipline 4Q22 Note 1: Gross Loan Portfolio = Loans and Advance to Costumers + Anticipation of Credit Card Receivables, disclosed in the notes of th e Financial Statements, line “Amounts due from financial institutions”. 53% 39% 29% 27% 25% 21% 19% 20% 21% 20% 2% 3% 10% 18% 17% 14% 14% 2% 4% 3% 3% 16% 22% 27% 29% 28% 2% 5% 8% 4.8 8.8 17.5 22.0 24.5 0.0 5.0 10.0 15.0 20.0 25.0 Dec-19 Dec-20 Dec-21 Sep-22 Dec-22 +3% +12% +34% +22% +43% +15% +14% +4% +5% +7% +40% +11% N/M +54% N/M +79% Real Estate Payroll SMBs Agribusiness Credit Card Total FGTS Anticip . of Credit Card Receivables % YoY % QoQ Short duration loans driving portfolio growth On long duration, prioritizing repricing & profitability over growth Gross Loan Portfolio 1 R$ Billion

10 15% 0.8 12% 0.7 14% 0.6 12% 0.6 10% 0.7 9% 0.7 27% 1.5 23% 1.3 13% 0.6 17% 0.8 12% 0.8 10% 0.7 1% , 0.1 3% , 0.1 4% , 0.2 4% , 0.3 46% 2.5 51% 2.9 61% 2.7 62% 2.9 47% 3.0 53% 3.8 6% , 0.3 7% , 0.4 3% , 0.1 6% , 0.3 6% , 0.4 5% , 0.4 6% , 0.3 7% , 0.4 9% , 0.4 3% , 0.2 24% , 1.6 23% , 1.6 5.5 5.8 4.5 4.7 6.5 7.2 - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 Real Estate Payroll FGTS SMB Agribusiness Anticip. of C.C. Receivables Accelerating originations in lower risk products 4Q22 Note: Credit cards are not included since it is a revolving and transactional product. • Anticipation of cards receivables and SMB are driving most of loan growth • FGTS loans also increasing consistently across quarters Underwriting R$ Billion

11 0.8% 0.9% 0.9% 1.1% 1Q21 2Q21 3Q21 4Q21 4Q22 Note 1: NPL ratios includes both Gross Loan Portfolio and Anticipation of Credit Card Receivables, as disclosed in the notes of the F in ancial Statements, line “Amounts due from financial institutions”. Note 2: The NPL formation is calculated considering: [overdue balance higher than 90 days in the current quarter – overdue balance highe r than 90 days in the previous quarter + write - off change in the current quarter] divided by the credit portfolio balance in the p revious quarter. Resilient loan portfolio 4Q21 1Q22 2Q22 3Q22 4Q22 3.0% 3.4% 3.8% 3.8% 4.1% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 10.0% NPL >90 days 1 In % 4Q21 1Q22 2Q22 3Q22 4Q22 4.3% 4.6% 4.6% 4.5% 4.5% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 10.0% NPL 15 to 90 days 1 In % NPL > 90 Days Formation 2 In % 4Q21 1Q22 2Q22 3Q22 4Q22

12 131% 126% 129% 141% 132% 4Q21 1Q22 2Q22 3Q22 4Q22 4.6% 4.9% 5.2% 5.2% 4.8% 4Q21 1Q22 2Q22 3Q22 4Q22 Stable Cost of Risk and Coverage Ratio 4Q22 Note 1 : Cost of Risk = (Impairment losses on financial assets * 4) over the a verage of loans and advances to costumers of the 2 last quarters. Note 2 : Provision under expected credit loss over overdue higher than 90 days Cost of risk and coverage ratio positively impacted by growth in lower - risk products and portfolio mix Cost of Risk 1 In % Coverage Ratio 2 In %

13 Funding Capabilities Complete Banking

14 Success in attracting customer deposits 4Q22 Note 1 : Others = saving deposits + creditors by resources to release. • Growing base of low cost deposits , especially demand deposit which are up 11% QoQ +74% +52% +16% % YoY +6% +36% - 10% +10% +11% % QoQ +7% +5% 1 Funding R$ Billion 33% 47% 45% 37% 39% 35% 34% 32% 34% 35% 27% 12% 16% 24% 21% 6% 7% 7% 5% 5% 14.2 21.9 28.4 29.8 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 4Q19 4Q20 4Q21 3Q22 4Q22 Demand Deposits Time Deposits Securities Issued Others 6.4

15 4Q22 Increasing client’s wallet share in funding and investments 1 2 Funding per Active Client R$ Thousand • Balance per active client increased during 2022 • High inflation resulting in mix change towards higher yielding deposits and investments Note 1 : Others = saving deposits + creditors by resources to release. Note 2 : Fixed Income Inv. and Assets considers third party fixed income, Treasury Direct ( Tesouro Direto ) and Inter Asset AuC (Inter Asset funds equity + managed portfolio). 2.5 2.3 2.4 2.4 2.4 1.0 1.0 1.0 1.1 1.2 3.4 3.3 3.4 3.5 3.5 -150 350 850 1350 1850 2350 2850 3350 3850 4350 4850 4Q21 1Q22 2Q22 3Q22 4Q22 Demand Deposits Time Deposits Securities Issued Others Fixed Income Inv. and Assets

16 Avg. CDI of Quarter Annualized All-in Cost of Funding All-in Cost of Funding as % of CDI 7.6% 10.3% 12.4% 13.5% 13.7% 4.8% 6.0% 7.6% 8.6% 8.1% 63.0% 58.7% 61.2% 63.5% 59.5% 4Q21 1Q22 2Q22 3Q22 4Q22 Highly attractive, cost - efficient funding at scale 4Q22 Note 1: All - in Cost of Funding = (Interest expenses x 4) ÷ (Average of last 2 quarters Interest bearing liabilities). • 50bps improvement in funding cost due better funding mix • All - in funding cost decreased below 60% of CDI 7.6% 10.3% 12.4% 13.5% 13.7% 4.8% 6.0% 7.6% 8.6% 8.1% 63.0% 58.7% 61.2% 63.5% 59.5% All - in Cost of Funding 1 In %

17 Transactional Platform

18 Strong client adoption across transactional platform 4Q22 0.8 1.3 2021 2022 1.8 2.8 2021 2022 1.7 2.4 2021 2022 Inter Shop Inter Insurance Inter Invest Active Clients in millions Volume % YoY growth 52% 55% 40% + 1.6 million SKUs 5.9% Net Take - Rate R$ 54 mm Premiums 4 Q22 R$ 3.7 bn Net Inflows 4 Q22 27% 54 % R$ 4.0 bn GMV 2022 13% 100% Digital High margin business Strong AuC growth R$ 67bn AuC 0.1 1.1 1Q22 4Q22 Inter Global 23 x + 5.3 k Global Accounts opened p/ day 4 Q22 Note: Global Services Clients: 4Q clients includes Brazilian Global Account clients, US clients and International Investors. Global A ccounts opened per working day during the 4Q22. Began in 2022 Focus on Brazilian diaspora

19 4Q22 …has helped us increase client engagement 66% % of Active Clients Average Clients with 3 or More Products 2 3Q22 1Q22 3Q21 3Q20 1Q20 3Q19 1Q19 1Q21 35% 45% 55% 65% 75% 85% 0 2 4 6 8 10 12 14 16 18 20 22 Months of Relationship Primary Bank Relationship 1 % of Active Clients 4 Q22 1Q18 4Q22 By Cross - Selling Additional Products to Our Clients… …and Ultimately Becoming the Primary Banking Relationship ~69 % Primary Banking Relationship

DRAFT – March 9th, 10:00 am BRT 20 4Q22 …And diversify into asset - light fee revenue 17.8% 34.4% 2019 2020 2021 2022 127 295 655 1,227 • Tremendous Net Fee Revenue growth since launching our Commerce strategy • Reduces our reliance on Net Interest Income Fee income & Fee income ratio In R$ Million and % of Total Net Revenues +10x

21 Financial Performance

22 10.2 12.0 13.9 16.3 18.6 20.7 22.8 24.7 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 4Q22 Consistent client growth at a low - cost 51% 45% 45% 40% 45% 50% 55% 51% 49% 55% 55% 60% 55% 50% 45% 49% 27.8 27.2 30.7 28.8 29.0 32.1 28.3 30.4 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 Operational Costs Marketing Costs 8.3MM record net new clients in 2022, despite re - pricing initiatives Total Number of Clients In Million Client Acquisition Cost In R$, quarterly 8.3 mm New Clients in 2022 7.9 mm New Clients in 2021

23 Accelerating banking activity 4Q22 Note 1 : Height of PIX volume was reduced to fit on page. Note 2: Considers PIX, credit card and debit card transacted volume per client cohort. 34% 44% 68% 63% % YoY 27% 11% 8% 15% 14% % QoQ 14% 62% 62% 61% 58% 55% 54% 54% 55% 38% 38% 39% 42% 45% 46% 46% 45% 8 9 12 14 14 16 17 19 37 58 80 94 97 118 138 158 44 67 92 109 111 134 155 178 0 10 20 30 40 50 60 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 Debit Credit PIX Cards + PIX TPV 1 In R$ Billion Quarters of relationship 4 Q22 1Q18 0.0 2.0 4.0 6.0 8.0 10.0 1 3 5 7 9 11 13 15 17 19 Thousand Cards + PIX TPV per Active Client 2 Volume per month in R$

24 28 28 31 35 34 32 29 31 32 32 37 45 46 47 46 47 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 Net ARPAC Gross ARPAC 4Q22 Increasing monetization of our client base Gross ARPAC 2 By Cohort In R $, monthly Quarters of relationship 4 Q22 1Q18 Net ARPAC 1 By Cohort In R $, monthly Quarters of relationship 4 Q22 1Q18 Continued client monetization, accelerating consistently across cohorts R$ 47 Avg. ARPAC R$ 80 Mature ARPAC R$ 31 Avg. ARPAC R$ 50 Mature ARPAC 0 10 20 30 40 50 60 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 Note 1: Net of Interest Expenses. Note 2 : Gross of Interest Expenses. 1 2 ARPAC In R$, monthly 0 15 30 45 60 75 90 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20

25 Expanding NIM as we reprice the loan portfolio 4Q22 Note 1: Non - IFRS measure. Marginal NIM assumes that real estate and payroll loans are fully repriced, using the origination rates of the last month of each quarter. Note 2 : Non - IFRS measure. NIM 1.0 = (Net Interest Income * 4) ÷ (Average of 2 Last Quarters Earning Portfolio). Note 3 : Non - IFRS measure. NIM Based on Interest Earning Portfolio. NIM 2.0 = (Net Interest Income * 4) ÷ (Average of 2 Last Quarters Earning Portfolio - Non - interest - Bearing Credit Cards Receivables). 7.4% 6.8% 7.0% 6.3% 7.0% 4Q21 1Q22 2Q22 3Q22 4Q22 Marginal NIM 1.0 1 (%) 7.6% 7.5% 6.8% 8.1% Marginal NIM 2.0 1 (%) 8.8% 8.6% 7.5% 9.2% 8.6% 7.9% 8.0% 7.0% 8.0% 4Q21 1Q22 2Q22 3Q22 4Q22 NIM reaches 2022 high, with marginal NIM surpassing 9% NIM 1.0 - IEP + Non - int. CC Receivables 2 In % NIM 2.0 – IEP Only 3 In %

26 82% 71% 71% 66% 20% 31% 29% 34% 712 1,012 2,244 3,563 1,025 1,327 3,139 5,986 - 2,000 4,000 6,000 8,000 10,000 2019 2020 2021 2022 Net Interest Income Net Fee Revenue Total Net Revenue Total Gross Revenue +59% % YoY +90% +87% +47% Healthy revenue growth, accelerating as result of portfolio repricing 4Q22 • Nearly 90% annual revenue growth • Net revenues growing faster than gross, given continued repricing of loan portfolio 1 2 Note 1: Net Fee Revenue = Net result from services and commissions + Other revenue. Note 2: Gross Revenue = Interest income + (Revenue from services and commissions Cashback expenses) + Income from securities + Net ga ins (losses) from derivatives + Other revenue. Cashback expenses disclosed in note 27 of the Financial Statements. % YoY +52% +23% +33% +59% % QoQ +11% +22% +18% +11% 5.8 x Revenue R$ Million 73% 65% 64% 65% 67% 27% 35% 36% 35% 33% 754 834 877 850 1,002 1,122 1,281 1,461 1,538 1,706 - 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4Q21 1Q22 2Q22 3Q22 4Q22

27 2.3 2.6 2.6 2.9 3.1 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 4Q21 1Q22 2Q22 3Q22 4Q22 Thousands …Resulting in operating efficiencies and lower unit costs 4Q22 Note 1: Including interns and apprentices. Note 2: Cost - to - serve = [(Personnel Expenses + Other Administrative Expenses – Total CAC) · 3] · Average of the last 2 quarters Active Clients. Note 3: Share and M&A expenses = share - based payments during the quarter, which are included in personnel expenses in the Income Stateme nt. Note 4: Cost - to - Income Ratio = (Personnel Expenses + Other Administrative Expenses) / (NII + Net result from Services and Commissions + Income from Securities + Net gains (or losses) from Derivatives + Other Revenue – Tax Expenses). Flat headcount driving operational leverage 3 3 Active clients per employee 1 In Thousand Cost - to - Serve 2 In R$, monthly Efficiency Ratio 4 In % 22.7 18.2 16.5 16.6 17.5 22.7 18.1 15.8 16.1 16.1 (3) 2 7 12 17 22 27 4Q21 1Q22 2Q22 3Q22 4Q22 CTS CTS (excluding share and M&A expenses) 36% YoY 23% YoY 93% 74% 72% 78% 75% 93% 74% 69% 76% 69% 55% 60% 65% 70% 75% 80% 85% 90% 95% 100% 4Q21 1Q22 2Q22 3Q22 4Q22 Efficiency Ratio Efficiency Ratio (excluding share and M&A expenses)

28 4Q22 Consistent improvement in profitability • Sequential improving in profitability • NIM expansion and operational leverage leading the profitability trend • Strong momentum for 2023 Net Income (Loss) R$ Million | Inter&Co (29) 16 23 29 1Q22 2Q22 3Q22 Adjusted 4Q22 1 Note 1: Non - IFRS measure. Adjusted Net Income excludes the non - recurring effects of deflation in 3Q22 . Note 2: Non - IFRS measure. ‘3Q22 Adjusted’ excludes the non - recurring effects of deflation in 3Q22 and assumes the inflation projected f or 2023 from the Focus Report of Brazilian Central Bank, divided by four. The unadjusted figure for deflation was R$ (30).

29 May 2022 Closing Remarks

30 1 2 3 Operational Leverage NIM Expansion Resilient Asset Quality Improving Cost - to - serve Efficiency Ratio Expanding Yield on interest earning assets Funding mix Enhancing Underwriting models Collection processes 4Q22 Closing remarks Balance sheet strength continue supporting franchise growth

Q&A

32 Appendix

33 4Q22 % YoY + 29% +10% +42% - 6 % N/M - 13% % QoQ +18% +13% +12% - 6 % N/M +9 % Data Processing Banking, Publicity and Other Expenses 1 Tax Expenses 2 Personnel Expenses 3 M&A Expenses 4 Note 1: Banking includes bank expenses, such as wiretranfers and overdraft expenses. Publicity includes advertisement, publicity, publications and public relations expenses. Other expens es includes rental expenses; resources from reimbursement to customers; notary public and legal expenses; portability expenses; pr ovisions for contingences; communication expenses, 3rd party services expenses and other expenses. Note 2: In tax expenses, are included: municipal and federal taxes; fines and interest on tax liabilities overdue; COFIS, PIS, PASEP and ISS taxes. Note 3 : Excluding Share - based Payments. Note 4 : Share - based and M&A Expenses are included in Personnel Expenses in the Income Statement. Disciplined focus on expense control Expenses Breakdown R$ Million Share - based comp. 4 N/M N/M 160 127 135 160 149 277 250 213 220 240 48 57 62 62 69 146 141 149 160 189 631 575 560 602 646 1 4 12 8 8 12 8 43 632 579 583 618 698 4Q21 1Q22 2Q22 3Q22 4Q22 Total Expenses +2% +7% Expenses Excl. M&A & SBC

34 Non - IFRS reconciliations 4Q22 Adjusted Cost - to - Serve & Efficiency Ratio

35 4Q22 2 Non - IFRS reconciliations NPL Formation 4Q22 Stage 3 Formation 4Q22 (a) Beggining of the Period Balance 839 1,167 (b) End of the Period Balance 1,000 1,006 (c) Write - Offs (74) (45) (d) = ((b) - (a) - (c)) Formation 235 (116) (e) Migration - 352 ( g ) = ( d ) + (e) Formation (Adjusted) 235 236 (f) Credit Portfolio (Previous period) 21,005 21,005 (h) = (g) / (f) Managerial Formation (%) 1.1% 1.1% 3 1 2 4 5 4 4 NPL & Stage 3 Formation (R$ mm) 3 Note 1: NPL Formation = ( Δ NPL 90 Balance + Write - Offs of the period ) / Total Credit Balance of previous period . Note 2: Stage 3 Formation = ( Δ Stage 3 Balance + Write - Offs of the period ) / Total Credit Balance of previous perio d . Note 3: Historial Data File. Note 4: Financial Statement , item 10.c. Note 5: Migration corresponds to previously renegotiated contracts ( which were not anymore in NPL > 90), which were migrated from stage 3 to stage 2 only in 4Q22.

36 Strong capital, liquidity and deposits base 4Q22 Note 1 : Tier I as of December 31 st , 2022, for Inter. Top 5 Banks considers the average Tier I, as of December 31 st , 2022, for Itaú Unibanco , Bradesco, Banco do Brasil and the average of CET1, as of September 30 th , 2022, for Caixa and Santander. Note 2 : Liquidity Coverage Ratio (LCR), as of December 31 st , 2022, for Inter. Top 5 Banks considers the average LCR, as of December 31 st , 2022, for Itaú Unibanco , Bradesco, Banco do Brasil and the average of LCR, as of September 30 th , 2022, for Caixa and Santander. LCR is a non IFRS measure, result of 'Total high - quality liquid assets' (HQLA) divided by 'Total net cash ouflow ' for the same period. Note 3 : Demand Deposits over Funding, as of December 31 st , 2022, for Inter. Top 5 Banks considers this ratio as of December 31 st , 2022, for Itaú Unibanco , Bradesco, Santander, Banco do Brasil and this ratio as of September 30 th , 2022, for Caixa. Demand Deposit over Funding is a non IFRS measure, result of the average balance for Demand Deposits over av era ge last 2 quarters Funding. Caixa discloses Funding according to BACEN accounting standards. Tier I 1 In % Liquidity Coverage Ratio (LCR) 2 In % 24.1% 13.6% Inter Top 5 Banks 1.9% 1.7% Inter Top 5 Banks 10.5p.p Demand Deposits over Funding 3 In % 39.0% 9.1% Inter Top 5 Banks 4x 200bps

4Q22

3Q Deflation impact – Illustrative adjustment

In R$ million[1]

3Q2022 IFRS Financials				Adjustment		After - Tax Adjustment				
Balance Sheet Items	Avg. Balance (IPCA Exposure) (a)	Inflation / Yield[2] (b)	Revenue / Funding Expense (c) = (a) x (b)	Inflation / Yield[3] (d)	Revenue / Funding Expense (e) = (a) x (d)	Delta in Net Revenues before sales tax (f) = (e) - (c)	Tax on Revenue (g)	Delta Result Before IR/CSLL after sales tax (h) = f x (1-(g))	IR/CSLL (i)	Net Income Impact (j) = (h) x (1-i)
Asset 1: Securities Inflation Linked (NTN-Bs)	3,603	-1.32%	-48	1.24%	45	92	4.65%	88	46%	**48**
Asset 2: Real Estate Infl. Adjusted Portfolio	1,752	-1.32%	-23	1.24%	22	45	4.65%	43	46%	**23**
Liability 1: Securities (LCIs)	-1,356	-1.32%	18	1.24%	-17	-35	4.65%	-33	46%	**-18**
Net exposure / Impact estimated	(i) **3,999**		(ii) **-53**		(iii) **50**	(iv) **103**[4]				(v) **53**[5]

(i) ~R$4bn net long exposure to inflation (IPCA)

(ii) Negative R$53mm revenue in the quarter, as result of 1.32% deflation

- (iii) Using Brazilian Central Bank 2023 inflation expectation Focus Report of 1.24% per quarter, revenue would have been R$50mm
- (iv) The net difference results in R$103mm revenue increase
- (v) After revenue and corporate tax (IR/CSLL) the impact on net income reaches R$53mm

Note 1: Adjusted figures are non-IFRS measures, are presented for illustrative purposes only and do not reflect our actual results.
Note 2: Actual deflation that occurred in 3Q22, as disclosed by IBGE.
Note 3: Quarterly inflation projected for 2023 from the Focus Report of Brazilian Central Bank (https://www.bcb.gov.br/publicacoes/focus).
Note 4: Figure used to adjust net revenue, ARPAC, cost-to-income ratio and NIM.
Note 5: Adjusted Net Income captures the R$53 of this page to adjust page 23.

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38 Glossary of operational definitions 4Q22 Active clients: We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products that do not generate revenues in the preceding three months ( e . g : pix, wire transfers, etc ) . For Inter insurance, we calculate the number of active customers for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date . For Inter Invest, we calculate the number of active customers as the number of individual accounts that have invested on our platform over the applicable period . We believe that active customers, as it reflects the number of customers with a certain engagement threshold, provides us useful insight on our capacity to retain the interest of previously acquired customers . We use this metric to monitor the effect of our customer - focused initiatives . Assets under custody ( AuC ): AuC include the primary funding products issued by Inter, demand deposits, assets under custody (products issued by third parties , investment funds, shares and other securities) of Inter DTVM and assets under management by Inter Asset . Card+PIX TPV: Includes the volume transacted in purchases made through debit and credit cards (including withdrawals), and PIX transactions . Client acquisition cost (CAC): The average cost to add a client to the platform, considering operating expenses for opening an account - such as onboarding per sonnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter. Cross - selling index (CSI): σ —„‡” ‘ˆ —•‡† ’”‘†—–• –‹˜‡ Ž‹‡–• ‘ˆƒ•– “—ƒ”–‡” ൅ ƒ–‹˜‡ Ž‹‡–• ‘ˆ ‘•– ”‡‡– “—ƒ”–‡” ൊ ʹ Earning portfolio : Earnings Portfolio include “Amounts due from financial institutions” + “Loans and advances to customers, net of provisions fo r e xpected loss” + “Securities” + “Derivatives” from the IFRS Balance Sheet. Gross merchandise volume (GMV): Includes the volume transacted in purchases made through the shopping service, in the affiliated and end - to - end models, as well as top up, gift cards and other products sold through Inter Marketplace. Gross take rate: –‡” Š‘’ ‰”‘•• ”‡˜‡—‡ Loan portfolio : Loan Portfolio includes Anticipation of Credit Card Receivables, disclosed in note 9 of the Financial Statements, row "Amount s d ue from financial institutions”. Net take rate: –‡” Š‘’ ‡– ”‡˜‡—‡

39 Glossary of Non - IFRS measures reconciliation 4Q22 ARPAC gross of interest expense : ሺ –‡”‡•– ‹‘‡ ƒŽ—Žƒ–‡† —•‹‰ –Š‡ ‡ˆˆ‡–‹˜‡ ‹–‡”‡•– ‡–Š‘† ൅ ሺ ”‡˜‡—‡ ˆ”‘ •‡”˜‹‡• ƒ† ‘‹••‹‘• െ ƒ•Š„ƒ ‡š’‡•‡• ሻ ൅ ‘‡ ˆ”‘ •‡—”‹–‹‡• ൅ ‡– ‰ƒ‹• ሺ Ž‘••‡• ሻ ˆ”‘ †‡”‹˜ƒ–‹˜‡• ൅ –Š‡” ”‡˜‡—‡ ሻ ൊ ͵ ˜‡”ƒ‰‡ ‘ˆ –Š‡ƒ•– ʹ “—ƒ”–‡”• –‹˜‡ Ž‹‡–• ARPAC net of interest expense : ሺ ‡˜‡—‡ െ –‡”‡•– ‡š’‡•‡• ሻ ൊ ͵ ˜‡”ƒ‰‡ ‘ˆ –Š‡ƒ•– ʹ “—ƒ”–‡”• –‹˜‡ Ž‹‡–• ARPAC per quarterly cohort: Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current an d previous periods (1) . Cohort is defined as the period in which the client started his relationship with Inter. 1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of acti ve clients in the end of the period. All - in Cost of funding: –‡”‡•– ‡š’‡•‡• ൈ Ͷ ˜‡”ƒ‰‡ ‘ˆƒ•– ʹ “—ƒ”–‡”• –‡”‡•– „‡ƒ”‹‰‹ƒ„‹Ž‹–‹‡• Card fee revenue: It is part of the “Revenue from services and commission” and “Other revenue” on IFRS Income Statement. Cost of risk: ’ƒ‹”‡–‘••‡• ‘ ˆ‹ƒ‹ƒŽ ƒ••‡–• ൈ Ͷ ˜‡”ƒ‰‡ ‘ˆƒ•– ʹ “—ƒ”–‡”• ‘ƒ• ƒ† ƒ†˜ƒ‡• –‘ —•–‘‡”• Cost - to - income: ‡”•‘ƒŽ ‡š’‡•‡ ൅ –Š‡” ƒ†‹‹•–”ƒ–‹˜‡ ‡š’‡•‡• ‡– ‹–‡”‡•– ‹‘‡ ൅ ‡– ”‡•—Ž– ˆ”‘ •‡”˜‹‡• ƒ† ‘‹••‹‘• ൅ ‘‡ ˆ”‘ •‡—”‹–‹‡• ൅ ‡– ‰ƒ‹• ‘”‘••‡• ˆ”‘ †‡”‹˜ƒ–‹˜‡• ൅ –Š‡” ”‡˜‡—‡ െ ƒš ‡š’‡•‡• Cost - to - serve (CTS): ሺ ሺ ‡”•‘ƒŽ š’‡•‡• ൅ –Š‡” †‹‹•–”ƒ–‹˜‡ š’‡•‡• െ ‘–ƒŽ ሻ ሻ ൊ ͵ ˜‡”ƒ‰‡ ‘ˆ –Š‡ƒ•– ʹ “—ƒ”–‡”• –‹˜‡ Ž‹‡–• Coverage ratio: ”‘˜‹•‹‘ ˆ‘” ‡š’‡–‡†‘•• ൐ ͻͲ †ƒ›• Earning portfolio: Earnings Portfolio include “ Amounts due from financial institutions ” + “ Loans and advances to customers , net of provisions for expected loss ” + “ Securities ” + “ Derivatives ” from the IFRS Balance Sheet . Fee income ratio : ‡˜‡—‡ ˆ”‘ •‡”˜‹‡• ƒ† ‘‹••‹‘• ൅ –Š‡” ”‡˜‡—‡ ‡˜‡—‡ This release includes financial measures defined as “non - IFRS financial measures” by the SEC. These non - IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IF RS .

4Q22

Glossary of Non-IFRS measures reconciliation

This release includes financial measures defined as "non-IFRS financial measures" by the SEC. These non- IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Floating revenue:
Floating revenue is calculated on a managerial basis by multiplying the balance of demand deposits (net of reserve requirements) times 100% of the CDI rate.

Funding:

$$\text{Liabilities with customers} + \text{Securities issued}$$

Interest earning assets:

$$\text{Amounts Due From Financial Institutions} + \text{Securitie} + \text{Loans and avances to customers, net of provisions for expected loss} + \text{Derivative financial assets}$$

Marginal NIM:
Assumes that real estate and payroll loans are fully repriced at the origination rates of the last month of each quarter.

$$\frac{(\text{Adjusted Net Interest Income by the interest rates of the last month of each quarter x 4})}{\text{Average of 2 last quarters Interest Earning Portfolio}}$$

Net fee revenue:

$$\text{Revenue from services and commissions} + \text{Other revenue}$$

NIM 2.0 – IEP Only:

$$\frac{(\text{Net Interest Income x 4})}{\text{Average of 2 last quarters Earning Portfolio} - \text{Non. Interest Bearing Credit Card Receivables}}$$

NIM 1.0 – IEP + Non-interest Credit Cards Receivables:

$$\frac{(\text{Net Interest Income x 4})}{\text{Average of 2 last quarters Earning Portfolio}}$$

NPL 15 to 90 days:

$$\frac{\text{NPL 15 to 90 days}}{\text{Loans and advances to customers} + \text{Anticipation of Credit Card Receivables [IFRS line "Amounts due from financial institutions"]}}$$

NPL > 90 days:

$$\frac{\text{NPL} > \text{90 days}}{\text{Loans and advances to customers} + \text{Anticipation of Credit Card Receivables [IFRS line "Amounts due from financial institutions"]}}$$

Return on average assets (ROA):

$$\frac{(\text{Profit / (loss) for the year}) \times 4}{\text{Average of last 2 quarters Total Assets}}$$

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the year}) \times 4}{\text{Average of last 2 quarters Equity attributable to owners of the Company}}$$

Tier I ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Total gross revenue:

$$\text{Interest income calculated using the effective interest method} + (\text{revenue from services and commissions} - \text{Cashback expenses}) + \text{Income from securities} + \text{Net gains (losses) from derivatives} + \text{Other revenue}$$

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